TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in		Total Stockholders'
	Number	Amount	Capital	(Deficit)	Equity
Stockholders' Equity - April 01, 2015	250	$ 1,100	$ 2,354,968	$ (76,360)	$ 2,279,708
Net loss for the year ended March 31, 2016				(942,407)	(942,407)
Stockholders' Equity - March 31, 2016	250	$ 1,100	$ 2,354,968	$ (1,018,767)	$ 1,337,301

See accompanying notes to these financial statements